

Mail Stop 3030

July 11, 2017

Via E-mail
Roger Ponder
Chief Executive Officer
Mantra Venture Group Ltd.
#1562 128th Street
Surrey, British Columbia, Canada V4A 3T7

> **Re:** **Mantra Venture Group Ltd.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed June 29, 2017**
> **File No. 000-53461**

Dear Mr. Ponder:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our June 21, 2017 letter.

Quorum, page 1

1. We note your response to prior comment 1. Please reconcile your revised disclosure which indicates that the two named shareholders are "holders of a majority" of your outstanding common shares with the disclosure in the table on page 10.

Voting Requirements, page 1

2. Please reconcile your response to prior comment 2 with the disclosure in the penultimate sentence of this section, which refers to "votes properly cast on the matter."

Proposal 1, page 2

3.   We note the proposal you added and the specific terms of the Series A preferred stock. Please revise to clarify the reasons for this proposal. If you have any plans, arrangements or understandings regarding the issuance of the preferred stock, please describe the intended transaction and effect thereof on the rights of existing security holders in your disclosure.

4.   It appears from your disclosure that you are already authorized under your articles to issue preferred stock. If so, please clarify why you are seeking stockholder approval for the designation of the Series A preferred stock and the general effect of the vote to be held.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Sarah L. Walton, Esq.
       Pryor Cashman LLP